Exhibit 23.3

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of AEON Biopharma, Inc. (formerly Priveterra Acquisition Corp.) for the registration of its Class A common stock, preferred stock, warrants, purchase contracts, and units and to the incorporation by reference therein of our report dated March 9, 2023, with respect to the consolidated financial statements of AEON Biopharma, Inc. (Old AEON) included in its Annual Report (Form 10-K/A) for the year ended December 31, 2023, filed with the Securities and Exchange Commission on May 14, 2024.

/s/ Ernst & Young LLP

Irvine, CA

August 14, 2024